

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Robert Chmiel
Chief Financial Officer
GPB Automotive Portfolio, LP
535 W. 24th Street, 6th Floor
New York, NY

>   **Re: GPB Automotive Portfolio, LP**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed July 21, 2021**
>   **File No. 000-56285**

Dear Mr. Chmiel:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed on July 21, 2021

Item 1. Business
Franchise Agreements with Manufacturers, page 13

1.   We note your response to comment 3, and your revised disclosure, but your revised disclosure is not completely responsive to our comment. In this regard, we note your disclosure that "At this time, certain of our dealerships have received notices of termination or threatened notices of termination from certain manufacturers . . . ," and your amended disclosure describing the termination notices and negotiations with only one manufacturer. While retaining your current, revised disclosure, please also provide further disclosure as to the threatened notices of termination or notices of termination from any other manufacturers. Please also disclose the expiration date of the forbearance letters described in your revised disclosure.

Liquidity and Capital Resources, page 50

2.   We note your response to comment 9, but we are not persuaded by your response. Please
        amend your disclosure in this section to provide the principal, interest rate, and maturity
        date of each of the financing agreements discussed in this section. Alternatively, amend
        your disclosure to cross-reference to disclosure elsewhere in your filing where this
        information is provided.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 91

3.   Please amend your filing to disclose the the approximate number of holders of each class
        of your units as of the latest practicable date. See Item 201(b) of Regulation S-K.

Item 11. Description of Registrant's Securities to Be Registered, page 94

4.   We note your response to comment 12, and your amended disclosure referencing "'Item 9.
        Market Price of and Dividends on the Registrant's Common Equity and Related
        Stockholder Matters' in the 'Distribution Policy' subsection." However, the referenced
        disclosure appears to focus solely on distributions to unitholders. Please amend your
        disclosure to describe the other rights and preferences of your Series A and Series A-1
        Units, including, among others, voting rights of the units. See Item 202(a)(1) of
        Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-
2545 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Jonathan Awner